                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*
                                 -----------

                             THE NORTH FACE, INC.
               --------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.0025 par value
               --------------------------------------------------
                        (Title of Class of Securities)

                                   659317101
                     ----------------------------------------
                                (CUSIP Number)


                Lawrence B. Goldstein, Gardere & Wynne, L.L.P.
        1601 Elm Street, Suite 3000, Dallas, Texas 75201 (214) 999-4564
        ---------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                              Communications)

                                 April 5, 1999
                       -------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SS.SS.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------                                         --------------------
CUSIP NO. 659317101                                          PAGE 2 OF 19 PAGES
-------------------                                         --------------------

--------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Edward W. Rose III
--------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a)[_]
                                                                          (b)[X]
--------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF; 00
--------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                     [_]
--------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------
                          7   SOLE VOTING POWER
     NUMBER OF                304,820
       SHARES             ------------------------------
   BENEFICIALLY           8   SHARED VOTING POWER
     OWNED BY                 333,720
        EACH              ------------------------------
     REPORTING            9   SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH              ------------------------------
                          10  SHARED DISPOSITIVE POWER
                              1,131,300
--------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,131,300
 -------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
--------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.91%
--------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     IN
---------

                                 SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 659317101                                           PAGE 3 OF 19 PAGES
-------------------                                           ------------------

--------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Marshall B. Payne
--------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[_]
                                                                         (b)[X]
--------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF
--------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [_]
--------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 30,480
       SHARES              -----------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  90,530
        EACH               -----------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                  0
        WITH               -----------------------------
                           10  SHARED DISPOSITIVE POWER
                               121,010
--------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     121,010
 -------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
--------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.95%
--------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------

                                 SCHEDULE 13D
--------------------                                          ------------------
CUSIP NO. 659317101                                           PAGE 4 OF 19 PAGES
--------------------                                          ------------------

--------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Leigh J. Abrams
--------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF
--------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
--------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 5,000
       SHARES              -----------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  90,530
        EACH               -----------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                  0
        WITH               -----------------------------
                           10  SHARED DISPOSITIVE POWER
                               95,530
--------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     95,530
 -------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
--------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.75%
--------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------

                                 SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 659317101                                           PAGE 5 OF 19 PAGES
-------------------                                           ------------------

--------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Cardinal Investment Company, Inc.
--------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
--------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
--------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 0
       SHARES              -----------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  204,620
        EACH               -----------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                  0
        WITH               -----------------------------
                           10  SHARED DISPOSITIVE POWER
                               1,002,200
--------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,002,200
 -------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
--------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.89%
--------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 659317101                                           PAGE 6 OF 19 PAGES
-------------------                                           ------------------

--------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Cardinal Investors, L.P.
--------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                           [_]
--------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
--------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 0
       SHARES              -----------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  64,650
        EACH               -----------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                  0
        WITH               -----------------------------
                           10  SHARED DISPOSITIVE POWER
                               64,650
--------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     64,650
 -------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
--------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.51%
--------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------

                                 SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 659317101                                           PAGE 7 OF 19 PAGES
-------------------                                           ------------------

--------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Cardinal Partners, L.P.
--------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          [_]
--------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
--------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 0
       SHARES              -----------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  139,970
        EACH               -----------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                  0
        WITH               -----------------------------
                           10  SHARED DISPOSITIVE POWER
                               139,970
--------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     139,970
 -------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
--------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.10%
--------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------

                                 SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 659317101                                           PAGE 8 OF 19 PAGES
-------------------                                           ------------------

--------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Cardinal Investment Company, Inc. Pooled Investment Trust
--------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          [_]
--------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
--------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 0
       SHARES              -----------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  38,570
        EACH               -----------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                  0
        WITH               -----------------------------
                           10  SHARED DISPOSITIVE POWER
                               38,570
--------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     38,570
 -------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
--------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.30%
--------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     OO
--------------------------------------------------------

                                 SCHEDULE 13D
-------------------                                           ------------------
CUSIP NO. 659317101                                           PAGE 9 OF 19 PAGES
-------------------                                           -----------------

--------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Atlas Capital, L.P.
--------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [_]
--------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
--------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 95,040
       SHARES              -----------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  0
        EACH               -----------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                  0
        WITH               -----------------------------
                           10  SHARED DISPOSITIVE POWER
                               95,040
--------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     95,040
 -------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
--------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.75%
--------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------

                                 SCHEDULE 13D
-------------------                                         -------------------
CUSIP NO. 659317101                                         PAGE 10 OF 19 PAGES
-------------------                                         --------------------

--------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Prime Acquisition Corporation
--------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                         (b) [X]
--------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
--------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------
                           7   SOLE VOTING POWER
     NUMBER OF                 0
       SHARES              -----------------------------
   BENEFICIALLY            8   SHARED VOTING POWER
     OWNED BY                  90,530
        EACH               -----------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON                  0
        WITH               -----------------------------
                           10  SHARED DISPOSITIVE POWER
                               90,530
--------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     90,530
 -------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
--------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.71%
--------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------

     Edward W. Rose III, Marshall B. Payne, Leigh J. Abrams, Cardinal Investment Company, Inc., Cardinal Investors, L.P., Cardinal Partners, L.P., Cardinal Investment Company, Inc. Pooled Investment Trust, and Atlas Capital, L.P. filed a Statement on Schedule 13D relating to the Common Stock of The North Face, Inc. on March 25, 1999. The undersigned are amending such Statement to reflect the acquisition of an additional 165,000 shares of Common Stock and certain other matters.

Item 1.  Security and Issuer.
         -------------------
     This Statement on Schedule 13D (the "Statement") relates to the shares of Common Stock, $0.0025 par value (the "North Face Common Stock"), of The North Face, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 407 Merrill Avenue, Carbondale, Colorado 81623.

Item 2.  Identity and Background.
         -----------------------
     (a) - (c): The following sets forth the information required by Items (a),
(b) and (c):

     This statement is being filed collectively by Edward W. Rose III, Marshall
B. Payne, Leigh J. Abrams, Cardinal Investment Company, Inc., a Texas corporation ("CICI"), Cardinal Investors, L.P., a Texas limited partnership ("CILP"), Cardinal Partners, L.P., a Texas limited partnership ("CPLP"), Cardinal Investment Company, Inc. Pooled Investment Trust (the "Trust"), Atlas Capital, L.P., a Texas limited partnership ("Atlas"), and Prime Acquisition Corporation, a Delaware corporation ("Prime Acquistion") (collectively, the "Reporting Persons") pursuant to their agreement to the collective filing of their statement.

     CICI is a company engaged in the investment business. The address of its principal business and office is 500 Crescent Court, Suite 250, Dallas, Texas 75201 (the "Cardinal Address"). Mr. Rose is the sole director of CICI and his principal occupation is acting as the President of CICI. Mr. Rose's business address is the Cardinal Address. Mr. Payne's principal occupation is acting as the Vice President of CICI and his business address is the Cardinal Address. Debbie Crady is the Chief Financial Officer and Corporate Secretary of CICI. Her business address is the Cardinal Address.

     Leigh J. Abrams is the Chief Executive Officer and President of Drew Industries Incorporated ("Drew"), a company that supplies a broad array of components for manufactured homes and recreational vehicles, and LBP, Inc., a holding company. The business address for Mr. Abrams, Drew Industries Incorporated and LBP, Inc. is 200 Mamaroneck Avenue, White Plains, New York 10601 (the "Drew/LBP Address").

     CILP is a Texas limited partnership engaged in the investment business. The address of its principal business and office is the Cardinal Address. The General Partner of CILP is CICI.

     CPLP is a Texas limited partnership engaged in the investment business. The address of its principal business and office is the Cardinal Address. The General Partner of CPLP is CICI.

     Trust is a trust that, pursuant to the Declaration of Trust, invests funds from the CICI Purchase Pension Plan and the CICI Profit Sharing Plan. The address of its principal business and office is the Cardinal Address. The trustee of the Trust is Edward W.
Rose III.

     Atlas is a partnership engaged in the investment business. The address of its principal business and office is the Cardinal Address. The General Partner of Atlas is Atlas Capital Management, L.P., a Texas limited partnership ("ACM"). The General Partner of ACM is RHA, Inc., a Texas corporation wholly-owned by Robert Alpert. Robert Alpert is an employee of CICI.

     Prime Acquisition is a corporation whose principal business was the manufacture of building products until the sale of substantially all of its net assets. Prime Acquisition's present principal business is to use the proceeds from the sale of the assets of Prime Acquisition to acquire other businesses. The address of its

                              Page 11 of 19 Pages
principal business and office is 200 Mamaroneck Avenue, White Plains, New York 10601. The sole director of Prime Acquisition is Leigh J. Abrams. The executive officers of Prime Acquisition are Leigh J. Abrams (President and Chief Executive Officer), Fredric M. Zinn (Chief Financial Officer) and Harvey J. Kaplan (Secretary and Treasurer). Prime Acquisition is the wholly-owned subsidiary of LBP, Inc., a holding company ("LBP"). The directors of LBP are Leigh J. Abrams, Edward W. Rose III, James F. Gero and Marshall B. Payne. The executive officers of LBP are Leigh J. Abrams (President and Chief Executive Officer), Fredric M. Zinn (Chief Financial Officer), Harvey J. Kaplan (Secretary and Treasurer) and Edward W. Rose III (Chairman of the Board). Mr. Gero is the Chairman and Chief Executive Officer of Sierra Technologies, Inc., a manufacturer of defense system technologies. Mr. Gero's business address and the address of Sierra Technologies, Inc. is 247 Cayuga Road, Buffalo, New York 14225. Mr. Zinn is the Chief Financial Officer of Drew and LBP, Inc. Mr. Zinn's business address is the Drew/LBP Address. Mr. Kaplan is the Secretary and Treasurer of Drew and LBP, Inc. Mr. Kaplan's business address is the Drew/LBP Address.

     (d) and (e):The following sets forth the information required by Items (d) and (e):

      During the last five years, none of the Reporting Persons, the executive officers or directors of Prime Acquisition or LBP, Inc., Ms. Crady or Mr. Alpert
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

     (f) Mr. Rose, Mr. Payne, Mr. Abrams, Ms. Crady, Mr. Alpert and the executive officers and directors of Prime Acquisition and LBP, Inc. are all citizens of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------
           The following table sets forth the aggregate consideration paid for the North Face Common Stock by each of the persons or entities listed below. CICI and/or Edward W. Rose III have sole or shared dispositive or voting power with respect to all of the shares listed below. The table lists the actual owners of the shares. The Managed Account reflects an account over which CICI has sole dispositive power.

NAME                                NUMBER OF SHARES    AGGREGATE CONSIDERATION
----                                ----------------    -----------------------
Leigh J. Abrams                               5,000         $    62,515.00
Atlas Capital, L.P.                          95,040         $ 1,245,427.26
Cardinal Investors, L.P.                     64,650         $   873,879.65
Cardinal Partners, L.P.                     139,970         $ 1,805,339.78
Cardinal Investment Company, Inc.
   Pooled Investment Trust                   38,570         $   500,737.54
Kaiser-Francis Oil Company                  141,940         $ 1,807,113.63
Ruth Kaiser Nelson                           35,330         $   449,780.65
Marshall B. Payne                            30,480         $   400,641.23
Prime Acquisition Corporation                90,530         $ 1,099,649.07
Managed Account                             184,970         $ 2,335,636.00
Edward W. Rose III                          304,820         $ 4,006,594.12
                                          ---------         --------------
                                          1,131,300         $14,587,313.93

     The funds used to acquire the North Face Common Stock came from available working capital and/or available cash on hand of each of the persons or entities listed above.

                             Pages 12 of 19 Pages

Item 4.    Purpose of Transaction.
           ----------------------
           The Reporting Persons have been acquiring North Face Common Stock since January 22, 1999 to hold primarily for investment. The Issuer announced on February 28, 1999 that its Board of Directors approved an agreement (the "Transaction Agreement") covering a recapitalization that would result in the public shareholders of the Issuer receiving $17.00 cash per share and the acquisition of control of the Issuer by Leonard Green & Partners, L.P. and James Fifield. The Reporting Persons have continued to purchase the North Face Common Stock since the announcement of the Transaction Agreement.

           Based on information currently known to the Reporting Persons, (i) the Reporting Persons are in favor of the consummation of the transactions contemplated by the Transaction Agreement or another transaction that would result in the shareholders of the Company receiving in excess of $17.00 per share, and (ii) plan to encourage the Board of Directors and/or management of the Issuer to consummate the transactions contemplated by the Transaction Agreement or another transaction that would result in the shareholders of the Company receiving in excess of $17.00 per share.

           The Reporting Persons are continuously reviewing the status of the Transaction Agreement, the Issuer's business affairs and financial condition, as well as all aspects of the Reporting Persons' shareholdings. The Reporting Persons currently plan to continue to acquire additional shares of North Face Common Stock if they are able to acquire such shares on terms they consider favorable; provided, however, they may not purchase any additional shares or they may sell all or any part of their shareholdings at any time depending on circumstances existing from time to time.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------
(a) and (b): The following table sets forth the information required by Item 5(a) and (b):

NAME                           NUMBER OF SHARES       VOTING POWER       DISPOSITIVE POWER          % OWNERSHIP
----                           ---------------        -----------        -----------------          -----------
Edward W. Rose III             333,720(1)(2)(3)          shared                shared                  2.63%
                               304,820                    sole                 shared                  2.40%
                               492,760(2)                  no                  shared                  3.88%
Marshall B. Payne               30,480                    sole                 shared                  0.24%
                                90,530(4)                shared                shared                  0.71%
Leigh J. Abrams                  5,000                    sole                 shared                  0.04%
                                90,530(5)                shared                shared                  0.71%
CICI                           204,620(6)                shared                shared                  1.61%
                               797,580(7)                  no                  shared                  6.28%
CILP                            64,650                   shared                shared                  0.51%
CPLP                           139,970                   shared                shared                  1.10%
Trust                           38,570                   shared                shared                  0.30%
Atlas                           95,040                    sole                 shared                  0.75%
Prime Acquisition               90,530                   shared                shared                  0.71%

                             Pages 13 of 19 Pages

------------------------------
   (1) Includes the shares owned by the Trust.
   (2) Includes shares over which CICI has voting and/or dispositive power (and over which Mr. Rose may be considered to have voting and/or dispositive power by virtue of being the sole director and the President of CICI).
   (3) Includes shares over which Mr. Rose may be considered to have voting and/or dispositive power by virtue of being a director of LBP, Inc., the parent company of Prime Acquisition.
   (4) Includes shares over which Mr. Payne may be considered to have voting and/or dispositive power by virtue of being a director of LBP, Inc., the parent company of Prime Acquisition.
   (5) Includes shares over which Mr. Abrams may be considered to have voting and/or dispositive power by virtue of being a director of LBP, Inc., the parent company of Prime Acquisition.
   (6) Includes 64,650 shares owned by CILP, of which CICI is the general partner, and 139,970 shares owned by CPLP, of which CICI is the general partner.
   (7) Includes the following shares over which CICI has shared dispositive power with the owner of such shares: 5,000 shares owned by Leigh J. Abrams; 95,040 shares owned by Atlas; 141,940 shares owned by Kaiser-Francis Oil Company; 35,330 shares owned by Ruth Kaiser Nelson; 30,480 shares owned by Marshall B. Payne; 304,820 shares owned by Edward W. Rose III; and 184,970 shares owned by a managed account over which CICI has dispositive power that may be considered to be shared with Mr. Rose.

          The total number of shares beneficially owned by the Reporting Persons is 1,131,300. Each of Mr. Rose, Mr. Payne, Mr. Abrams, CILP, CPLP, Trust, Atlas and Prime Acquisition disclaims beneficial ownership of all of the shares of the North Face Common Stock covered by this Statement, other than the shares individually owned by him or it. CICI disclaims beneficial ownership of all of the shares of the North Face Common Stock covered by this Statement, other than the shares owned by CILP, CPLP, Kaiser-Francis Oil Company and Ruth Kaiser Nelson.

          The following is the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition may be shared:

     1. Kaiser-Francis Oil Company, a Delaware corporation ("Kaiser-Francis"), is principally engaged in the oil and gas business. The address of its principal business and its principal office is P.O. Box 21468, Tulsa, Oklahoma 74121. The sole director of Kaiser-Francis is George B. Kaiser. The executive officers of Kaiser-Francis are George B. Kaiser (President), James A. Willis (Executive Vice President) and D. Joseph Graham (Vice President and Chief Financial Officer). The business address for each of such directors and executive officers is P.O. Box 21468, Tulsa, Oklahoma 74121.

     2. Ruth Kaiser Nelson is a private investor and her business address is P.O. Box 21468, Tulsa, Oklahoma 74121.

     To the Reporting Persons' knowledge, none of the above listed persons or entities (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

(c)  The following table sets forth the information required by Item 5(c):

                              Page 14 of 19 Pages

                                          DATE OF           AMOUNT OF SECURITIES          PRICE PER SHARE
                                          ------            -------------------           ---------------
                   NAME                 TRANSACTION
                   ----                 -----------
       ATLAS CAPITAL
                                          04/01/99                               220                    11.06
                                          04/05/99                             3,580                    12.06
                                          04/05/99                             7,620                    11.81
                                          04/05/99                               220                    11.06
                                          04/06/99                             1,800                    12.50
                                          04/12/99                               450                    11.87
                                          04/13/99                               900                    12.06
       KAISER-FRANCIS OIL COMPANY
                                          04/01/99                               690                    11.06
                                          04/05/99                            10,990                    12.06
                                          04/05/99                            23,340                    11.81
                                          04/05/99                               690                    11.06
                                          04/06/99                             5,490                    12.50
                                          04/12/99                             1,370                    11.87
                                          04/13/99                             2,750                    12.06
       RUTH KAISER NELSON
                                          04/01/99                               170                    11.06
                                          04/05/99                             2,760                    12.06
                                          04/05/99                             5,870                    11.81
                                          04/05/99                               170                    11.06
                                          04/06/99                             1,380                    12.50
                                          04/12/99                               350                    11.87
                                          04/13/99                               690                    12.06

                              Page 15 of 19 Pages

                                           DATE OF           AMOUNT OF SECURITIES          PRICE PER SHARE
                                          ------            -------------------           ---------------
                   NAME                 TRANSACTION
                   ----                 -----------
       PRIME ACQUISITION CORPORATION

                                          04/01/99                               600                    11.06
                                          04/05/99                             9,550                    12.06
                                          04/05/99                            20,280                    11.81
                                          04/05/99                               600                    11.06
                                          04/06/99                             4,770                    12.50
                                          04/12/99                             1,190                    11.87
                                          04/13/99                             2,390                    12.06
       MANAGED ACCOUNT
                                          04/01/99                               820                    11.06
                                          04/05/99                            13,120                    12.06
                                          04/05/99                            27,890                    11.81
                                          04/05/99                               820                    11.06
                                          04/06/99                             6,560                    12.50
                                          04/12/99                             1,640                    11.87
                                          04/13/99                             3,270                    12.06

Each of the above described transactions were open market purchases, and all per share amounts are net of commissions.

(d)      Not applicable.

(e)      Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With
           -------------------------------------------------------------
           Respect to Securities of the Issuer.
           -----------------------------------

     Pursuant to the Partnership Agreements of CILP and CPLP, CICI as general partner of CILP and CPLP has the right to acquire, transfer and vote any securities owned by such partnerships including the North Face Common Stock. Pursuant to the Declaration of Trust, Mr. Rose as trustee of the Trust has the right to transfer and vote any securities owned by such Trust including the North Face Common Stock. CICI has agreements with Atlas, Kaiser-Francis Oil Company, Ruth Kaiser Nelson, the Managed Account, Mr. Payne and Mr. Rose, pursuant to which CICI has the authority to buy or sell securities on behalf of each of them without consulting with them. CICI purchased the North Face Common Stock on behalf of each of them pursuant to such authority. Each of Atlas, CILP, CPLP, Mr. Payne and Mr. Rose has agreed to pay CICI (which is owned by Mr. Rose) 20% of the profits it or he realizes from the purchase and sale of securities over which CICI purchases on their behalf or recommends. Each of Kaiser-Francis Oil Company and Ruth Kaiser Nelson has agreed to pay CICI 15% of the profits it or she realizes from the sale of securities over which CICI purchases on their behalf or recommends. The Managed Account has agreed to pay CICI 10% of the profits it realizes from the sale of securities over which CICI purchases on its behalf. Mr. Abrams, Trust and Prime Acquisition do not pay any fee to CICI or Mr. Rose.


                              Page 16 of 19 Pages

Item 7.    Material to be Filed as Exhibits.
           --------------------------------
            Exhibit A - Agreement Regarding Filing of Schedule 13D, as amended *Exhibit B - Cardinal Investors, L.P. Limited Partnership Agreement *Exhibit C - Cardinal Partners, L.P. Limited Partnership Agreement *Exhibit D - Cardinal Investment Company, Inc. Pooled Investment
                         Trust [As Amended and Restated as of January 1, 1989]
-------------------
* Previously Filed


Signatures

          Each of the undersigned hereby appoints Edward W. Rose III, Marshall
B. Payne and Debbie Crady and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934 any and all amendments and exhibits to this Schedule 13D and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining hereto or thereto, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct .

Dated: April 14, 1999

                                                     *
                                           _____________________________________
                                           Edward W. Rose III


                                                     *
                                           _____________________________________
                                           Marshall B. Payne


                                                     *
                                           _____________________________________
                                           Leigh J. Abrams



                                           CARDINAL INVESTMENT COMPANY, INC.


                                                            *
                                           By:__________________________________
                                                            *
                                           Name:________________________________
                                                            *
                                           Title:_______________________________

                              Page 17 of 19 Pages

                                   CARDINAL PARTNERS, L.P.

                                   By:  Cardinal Investment Company, Inc., its
                                        General Partner


                                                       *
                                        By:_____________________________________
                                           Edward W. Rose III, President



                                   CARDINAL INVESTORS, L.P.

                                   By:  Cardinal Investment Company, Inc., its
                                        General Partner

                                                       *
                                        By:_____________________________________
                                           Edward W. Rose III, President



                                   CARDINAL INVESTMENT COMPANY, INC.
                                   POOLED INVESTMENT TRUST [As Amended and
                                   Restated as of January 1, 1989]

                                                       *
                                   By:__________________________________________
                                      Edward W. Rose III, Trustee



                                   ATLAS CAPITAL, L.P.

                                   By:  Atlas Capital Management, L.P., its
                                        General Partner

                                        By:  RHA, Inc., its General Partner

                                                       *
                                             By:________________________________
                                                Robert Alpert, President

                              Page 18 0f 19 Pages

                                        PRIME ACQUISITION CORPORATION


                                        By:  /s/ LEIGH J. ABRAMS
                                             -----------------------------------
                                             Leigh J. Abrams, President



* By:  /s/ DEBBIE CRADY
       ----------------------
       Debbie Crady
       Attorney-in-Fact

                              Page 19 of 19 Pages

                                                                       EXHIBIT A




                    AGREEMENT REGARDING FILING SCHEDULE 13D

     Each of the undersigned hereby agrees that the Schedule 13D to which this agreement is filed as an exhibit be filed with the Securities and Exchange Commission on behalf of the parties hereto, and hereby represents to each of the other parties hereto that he or it is eligible to use Schedule 13D. Each of the undersigned agrees that he or it is responsible for the timely filing of
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning himself or itself contained therein, and that none of the parites hereto are responsible for the completeness or accuracy of the information concerning the other parties, unless he or it knows or has reason to believe that the information concerning the other parties is inaccurate.



April 14, 1999                        /s/ EDWARD W. ROSE III
                                  -----------------------------------
                                            Edward W. Rose III


April 14, 1999                        /s/ MARSHALL B. PAYNE
                                  -----------------------------------
                                            Marshall B. Payne


April 14, 1999                        /s/ LEIGH J. ABRAMS
                                  -----------------------------------
                                            Leigh J. Abrams



April 14, 1999                 CARDINAL INVESTMENT COMPANY, INC.


                                    By:    /s/ EDWARD W. ROSE III
                                           ------------------------------
                                    Name:  Edward W. Rose III
                                           ------------------------------
                                    Title: President
                                            -----------------------------


April 14, 1999                CARDINAL INVESTORS, L.P.

                                    By:    Cardinal Investment Company, Inc.,
                                           its General Partner

                                    By:    /s/ EDWARD W. ROSE III
                                           ------------------------------
                                           Edward W. Rose III, President

April 14, 1999                   CARDINAL PARTNERS, L.P.

                                      By:   Cardinal Investment Company,
                                            Inc., its General Partner

                                            By:  /s/ EDWARD W. ROSE III
                                                 -------------------------
                                                 Edward W. Rose III, President


April 14, 1999                   CARDINAL INVESTMENT COMPANY, INC.
                                      POOLED INVESTMENT TRUST
                                      [AS AMENDED AND RESTATED
                                      AS OF JANUARY 1, 1989]

                                      By:  /s/ EDWARD W. ROSE III
                                           -------------------------------
                                           Edward W. Rose III, Trustee


April 14, 1999                   ATLAS CAPITAL, L.P.

                                      By:  Atlas Capital Management, L.P.,
                                           its General Partner

                                           By: RHA, Inc., its General Partner

                                                 By: /s/ ROBERT ALPERT
                                                    -------------------------
                                                    Robert Alpert, President



April 14, 1999                   PRIME ACQUISITION CORPORATION


                                     By:   /s/ LEIGH J. ABRAMS
                                           -------------------------------
                                            Leigh J. Abrams, President